                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  657193-10-8
                                 (CUSIP NUMBER)

                                ROBERT H. CHANEY
                         R. CHANEY & PARTNERS-1993 L.P.
                             909 FANNIN, SUITE 1275
                               TWO HOUSTON CENTER
                           HOUSTON, TEXAS 77010-1006
                                 (713) 753-1315
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 4, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 657193-10-8             SCHEDULE 13D

-------------------------------------------------------------------------------

(1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

     R. CHANEY & PARTNERS-1993 L.P.
-------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                             (a) [x](1)
                                                                     (b) [ ]
-------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                        OO (See Item 3)
-------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization     R. CHANEY & PARTNERS-1993 L.P.
                                               IS A LIMITED PARTNERSHIP
                                               FORMED UNDER THE LAWS OF THE
                                               STATE OF TEXAS.

-------------------------------------------------------------------------------

                           (7)     Sole Voting Power                          0
     Number of Shares             ---------------------------------------------
     Beneficially
     Owned By              (8)     Shared Voting Power             3,383,500(2)
     Each                         ---------------------------------------------
     Reporting
     Person With           (9)     Sole Dispositive Power                     0
                                  ---------------------------------------------

                          (10)     Shared Dispositive Power        3,383,500(2)
-------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                                     3,383,500(3)
-------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares
     (See Instructions)                                                  [x](3)
-------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)               10.7%(3)

-------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                           PN

-------------------------------------------------------------------------------



----------------------
(1) R. Chaney & Partners - 1993 L.P., its sole general partner, R. Chaney & Co. Inc., and the general partner's sole shareholder, Robert Chaney, have a limited relationship with other Investors as described in Items 4, 5, and 6.

(2) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

(3) Based on the 28,102,618 shares of Common Stock issued and outstanding as of March 31, 1997, plus the 3,383,500 additional shares of Common Stock issuable upon (i) conversion of all the shares of Preferred Stock (defined in Item 3) held by the Partnership (defined in Item 2) and (ii) exercise of the Warrant (defined in Item 3). If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 24,550,129 out of 52,652,747 shares or 46.6 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Partnership. The Partnership, the General Partner, and the Sole Shareholder disclaim any beneficial ownership of the other Investors' (defined in Item 6) shares and only claim beneficial ownership of the above-mentioned 3,383,500 shares. Please see Item 5.

CUSIP NO. 657193-10-8            SCHEDULE 13D

-------------------------------------------------------------------------------

(1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

     R. CHANEY & CO., INC.
-------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                               (a)[x](1)
                                                                      (b)[ ]
-------------------------------------------------------------------------------

(3)   SEC Use Only
-------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                        OO (See Item 3)
-------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                   [ ]
-------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization    R. CHANEY & CO., INC. IS A
                                              CORPORATION ORGANIZED UNDER
                                              THE LAWS OF THE STATE OF TEXAS.
-------------------------------------------------------------------------------

                          (7)     Sole Voting Power                           0
     Number of Shares     -----------------------------------------------------
     Beneficially
     Owned By             (8)     Shared Voting Powr               3,383,500(2)
     Each                 -----------------------------------------------------
     Reporting
     Person With          (9)     Sole Dispositive Power                     0
                          -----------------------------------------------------

                          (10)    Shared Dispositive Power         3,383,500(2)
-------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                               3,383,500(3)

-------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                  [x](3)

-------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)               10.7%(3)

-------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                           CO
-------------------------------------------------------------------------------


----------------------
(1) R. Chaney & Partners - 1993 L.P., its sole general partner, R. Chaney & Co. Inc., and the general partner's sole shareholder, Robert Chaney, have a limited relationship with other Investors as described in Items 4, 5, and 6.

(2) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

(3) Based on the 28,102,618 shares of Common Stock issued and outstanding as of March 31, 1997, plus the 3,383,500 additional shares of Common Stock issuable upon (i) conversion of all the shares of Preferred Stock (defined in Item 3) held by the Partnership (defined in Item 2) and (ii) exercise of the Warrant (defined in Item 3). If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 24,550,129 out of 52,652,747 shares or 46.6 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Partnership. The Partnership, the General Partner, and the Sole Shareholder (defined in Item 2) disclaim any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 3,383,500 shares. Please see Item 5.

CUSIP NO. 657193-10-8             SCHEDULE 13D

-------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos.
      of Above Persons

      ROBERT H. CHANEY
-------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                             (a) [x](1)
                                                                     (b) [ ]
-------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                        OO (See Item 3)

-------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                       [ ]

-------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization

      ROBERT H. CHANEY IS A CITIZEN OF THE UNITED STATES.
-------------------------------------------------------------------------------

                          (7)     Sole Voting Power                          0
     Number of Shares     -----------------------------------------------------
     Beneficially
     Owned By             (8)     Shared Voting Power              3,383,500(2)
     Each                 -----------------------------------------------------
     Reporting
     Person With          (9)     Sole Dispositive Power                     0
                          -----------------------------------------------------

                          (10)    Shared Dispositive Power         3,383,500(2)
-------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person                                             3,383,500(3)

-------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                  [x](3)

-------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)               10.7%(3)

-------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                           IN

-------------------------------------------------------------------------------


----------------------
(1) R. Chaney & Partners - 1993 L.P., its sole general partner, R. Chaney & Co. Inc., and the general partner's sole shareholder, Robert Chaney, have a limited relationship with other Investors as described in Items 4, 5, and 6.

(2) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

(3) Based on the 28,102,618 shares of Common Stock issued and outstanding as of March 31, 1997, plus the 3,383,500 additional shares of Common Stock issuable upon (i) conversion of all the shares of Preferred Stock (defined in Item 3) held by the Partnership (defined in Item 2) and (ii) exercise of the Warrant (defined in Item 3). If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 24,550,129 out of 52,652,747 shares or 46.6 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Partnership. The Partnership, the General Partner, and the Sole Shareholder (defined in Item 2) disclaim any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 3,383,500 shares. Please see Item 5.

         The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 23, 1996 is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER

         No modification.

ITEM 2.  IDENTITY AND BACKGROUND

         No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated as follows:

         The Partnership transferred the following as consideration to the
Issuer: (a) a 13.5 percent Convertible Subordinated Note of the Issuer ("Subordinated Note"), which in this case was issued in the principal amount of $1,250,000 and payable to the Partnership and (b) a Stock Purchase Warrant of the Issuer ("Surrendered Warrant"), which in this case represented the right to purchase 1,250,000 shares of Common Stock (No. 1995-17) (both surrendered for cancellation).

         In exchange, the Issuer transferred the following to the Partnership:
(a) a Stock Certificate (No. 02) representing 12,500 shares (the "Series F Shares") of the Issuer's Class of Series F Preferred Stock, par value $.001 per share, ("Series F Preferred Stock"), (b) a Warrant issued by the Issuer ("Warrant") to purchase 1,250,000 shares of Common Stock (No. 1996-03), and (c) approximately $92,000 in interest. Both the Series F Preferred Stock and the Warrant are immediately convertible into shares of Common Stock.

         The Partnership purchased 2,500 shares (the "Series G Shares") of Subseries I of a series of preferred stock designated Cumulative Convertible Preferred Stock, Series G, par value $.001 per share ("Series G Preferred Stock", and herein together with Series F Preferred Stock, referred to as "Preferred Stock"), of the Issuer at a price per share of $100.00, for a total purchase price of $250,000. The Series G Preferred Stock is immediately convertible into shares of Common Stock. The Partnership obtained the funds necessary to purchase the Series G Shares from capital contributions made by the Partnership's general partner and limited partners.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated as follows:

         The Partnership, the General Partner, and the Sole Shareholder acquired the Series F Shares, Series G Shares and the Warrant for investment purposes.

         The Issuer and Investors entered into a Stockholders' Agreement (defined in Item 6). Section 4(b) of the Stockholders' Agreement states that each of the Investors shall vote all of their shares of Common Stock and Preferred Stock, then owned beneficially by such person (to the maximum extent that such person has the right to vote or direct the vote of such shares), in favor of electing Board of Director nominees designated pursuant to Section
4.11 of the Series G Purchase Agreement (the Series G Purchase Agreement is defined in Item 6) (overall, the "Voting Agreement"). Pursuant to Section 4.11 of the Series G Purchase Agreement, the Issuer agreed to nominate to the Board of Directors, for as long as the Preferred Stock is owned by the Investors or permitted transferees, (i) four members designated by the holders of a majority in interest of the Preferred Stock, at least one of whom shall be designated by NationsBanc Capital Corporation ("NBCC") so long as NBCC owns at least fifty percent of the Preferred Stock, (ii) four members designated by the holders of Common Stock and (iii) one member designated jointly by the holders of Common Stock and holders of a majority in interest of the Preferred Stock.

         If the Issuer breaches any of the covenants or obligations set forth in the Series G Purchase Agreement and the breach remains uncured, the holders of a majority in interest of the Series G Preferred Stock shall be then entitled to nominate and elect a majority of directors to the Issuer's Board of Directors, at least two of whom shall be designees of NBCC; provided, however, that if there is, simultaneously with such breach, a breach by the Issuer of any covenant or obligation set forth in the Series F Purchase Agreement, and as a result thereof, the provisions of the Series F Purchase Agreement granted to the holders of the Series F Preferred Stock a similar right to nominate and elect a majority of directors to the Issuer's Board of Directors, then such right granted to the holders of Series G Preferred Stock shall instead be a right granted in favor of the holders of a majority of the aggregate number of then outstanding shares of Preferred Stock. In addition, the Voting Agreement provides that the Investors who constitute part of the management of the Issuer (the "Management Stockholders") agree to take no action to decrease the number of Board members to less than nine.

         Pursuant to the Series G Purchase Agreement, after April 5, 2001 the holders of a majority of the aggregate number of then outstanding shares of Preferred Stock can implement a reverse stock split which would (if consummated) create a Common Stock price in excess of $12.00 per share, based on certain calculation assumptions (Purchase Agreement Section 4.14).

         The Preferred Stock entitles the holder to receive cumulative dividends of 13.5% per annum of the conversion value of such shares. The conversion value of the Preferred Stock is $100.00 and is not subject to adjustment except in connection with a stock split, stock dividend, combination, recapitalization or similar event. Dividends are payable semi-annually on June 30 and December 31 of each year (each a "Dividend Date") commencing on June 30, 1996 with respect to the Series F Preferred Stock and on June 30, 1997 with respect to the Series G Preferred Stock. At the option of the Issuer, the dividends either (i) are payable in cash or (2) accrue, if prior to April 8, 1999 with respect to the Series F Preferred Stock, or April 5, 1999 with respect to the Series G Preferred Stock, and thereafter are payable in cash. Each holder of Preferred Stock may, by written notice to the Issuer, within twenty (20) days of each Dividend Date, elect to receive the dividends which have not been paid in cash but have accrued for such period on such Dividend Date, in additional shares of Preferred Stock ("PIK Dividends") rather than have such dividends accrue. On July 10 and December 31, 1996, the Partnership elected to receive 384 and 844.125 shares of Series F Preferred Stock, respectively, in lieu of having dividends accrue for such periods.
These additional shares have the conversion price and conversion value set forth in note 6. Subject to the actual declaration of dividends by the Board of Directors and any applicable legal restrictions, the Partnership would increase its beneficial ownership of Common Stock by virtue of any future receipt of PIK Dividends on the Preferred Stock.

         Except as set forth in this Item 4, the Partnership, the General Partner, and/or the Sole Shareholder have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this Schedule 13D and incorporated herein by reference for all purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

         Item 5(a)
         The Partnership. The Partnership beneficially owns (1) a warrant to purchase 1,250,000 shares of Common Stock (at an exercise price per share of $1.00) as well as interest described in Item 3, (2) 13,728.125 shares of Series F Preferred Stock(4) that are currently convertible into 1,577,945 shares of Common Stock and (3) 2,500 shares of Series G Preferred Stock that are initially convertible into 555,555 shares of Common Stock. The number of outstanding shares of Common Stock for purposes of this Schedule 13D is 31,486,118 shares.(5) Applying the conversion formula as in effect on the date hereof,(6) the Partnership is deemed to beneficially own 3,383,500 shares out of the shares, or 10.7 percent, of the Common Stock.

         The General Partner. The General Partner as the sole general partner of the Partnership may be deemed to be the beneficial owner of all 3,383,500 shares of Common Stock beneficially owned by the Partnership that constitute approximately 10.7 percent of the outstanding shares of Common Stock.

         Sole Shareholder. The Sole Shareholder of the General Partner of the Partnership may be deemed to be the beneficial owner of all 3,383,500 shares of Common Stock beneficially owned by the Partnership that constitute approximately 10.7 percent of the outstanding shares of Common Stock.

----------------------
(4) Includes 384 and 844.125 additional shares of Series F Preferred Stock issued to the Partnership in connection with its election to receive PIK Dividends. See Item 4.

(5) Based on 28,102,618 shares of Common Stock issued and outstanding as of March 31, 1997, plus the 3,383,500 additional shares of Common Stock issuable upon (i) conversion of all of the Partnership's shares of Preferred Stock and (ii) exercise of the Warrant.

(6) The Certificates of Designation of the Series F Preferred Stock and the Series G Preferred Stock provide that the Preferred Stock shall be initially convertible (at the holder's option and at any time) into the number of fully paid and nonassessable shares of Common Stock which results from dividing the conversion price per share in effect for such series at the time of the conversion into the per share conversion value of such series. This conversion is subject to certain adjustments as detailed more fully in such Certificates of Designation. The conversion price of the Series F Preferred Stock is currently $.87 per share, and the conversion value of the Series F Preferred Stock is currently $100.00 per share. Therefore, each share of Series F Preferred Stock is currently convertible into 114.943 shares of Common Stock. The initial conversion price of the Series G Preferred Stock is $.45 per share, and the conversion value of the Series G Preferred Stock is $100.00 per share. Therefore, each share of Series G Preferred Stock is currently convertible into 222.222 shares of Common Stock. Subject to certain conversion rights, the Issuer may redeem the shares of Preferred Stock at face value on or after April 8, 2004, and the Series G Preferred Stock at face value on or after April 5, 2004. The Warrants are also subject to certain adjustments and expire on April 8, 2004.

         Executive Officers and Director of the General Partner. Except as otherwise described herein, none of the executive officers or directors of the General Partner own any of the Issuer's Common Stock.

         Certain Relationships. The Partnership, the General Partner, and the Sole Shareholder have a limited relationship with the other Investors to the extent of the above-described provisions of the Voting Agreement. Such relationships may constitute a group for the purpose of Rule 13d-5. Except as otherwise described here in and to the Partnership's, the General Partner's, and the Sole Shareholder's best knowledge, the Investors collectively may own an aggregate of 24,550,129 out of 52,652,747 shares or 46.6 percent of the Common Stock based on the conversion and calculation procedures described in this Item 5(a)'s The Partnership. Because of the limited nature of their relationship to the Investors, each of the Partnership, the General Partner, and the Sole Shareholder disclaims any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 3,383,500 shares.

         Item 5(b)
         The Partnership, the General Partner and the Sole Shareholder share voting and dispositive power of these 3,383,500 shares. As stated above, the Partnership, the General Partner, and the Sole Shareholder disclaim any beneficial ownership or shared voting or dispositive power of the other Investors' shares.

         Item 5(c)
         Except as otherwise described herein, none of the entities or individuals described in Item 2 has effected any transaction in the Common Stock of the Issuer during this time period commencing 60 days preceding the date of the event that required the filing of this Schedule 13D/A (Amendment No. 1) through the date hereof.

         Item 5(d)
         No person other than the Partnership, the General Partner, or the Sole Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer with respect to which this filing is made.

         Item 5(e)
         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and restated as follows:

         Except as set forth in Items 4 or 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Partnership, the General Partner, and the Sole Shareholder.

         The Purchase Agreements. The Issuer and the Partnership, among other parties, entered into a Stock and Warrant Purchase Agreement dated as of April 5, 1996 ("Series F Purchase Agreement"). Under the Series F Purchase Agreement, the Issuer agreed to pay interest and sell the Series F Preferred Stock and the Warrant and the Partnership agreed to receive interest and purchase the Series F Preferred Stock and the Warrant as described in Item 3. The Issuer and the Partnership, among other parties, entered into a Stock Purchase Agreement dated as of April 4, 1997 (the "Series G Purchase Agreement") pursuant to which the Issuer agreed to issue and sell and the Partnership agreed to purchase the Series G Shares.

         The Series F Purchase Agreement and Series G Purchase Agreement contain similar terms with respect to the shares of Preferred Stock so purchased, including the matters described in Item 4 and the following sections of the Purchase Agreement:

         4. Covenants of the Parties. The Issuer agreed that, generally for so long as the Investors hold at least 20 percent of the then outstanding Series F Preferred Stock or Series G Preferred Stock, as the case may be, the Issuer will and will cause its subsidiaries to comply with the continuing obligations in the following sections of the Purchase Agreement:

                 4.13 Option Pool. The Issuer will not establish a stock grant, option plan or purchase plan, other employee stock incentive program or agreement that in the aggregate exceeds 5 percent of the fully diluted Common Stock, subject to certain conditions and exceptions. Initially, any options granted under such a plan will have an exercise price of at least $1.00 per share.

                 4.15 Restricted Corporate Actions. Without the approval of the holders of a majority in interest of the then outstanding Series F Preferred Stock or Series G Preferred Stock, as the case may be, neither the Issuer nor any of the Issuer's subsidiaries will repurchase, redeem or retire any shares of capital stock of the Issuer other than pursuant to the Stockholders' Agreement, the Purchase Agreement, and certain other agreements.

                 4.22 Change of Control. The Issuer will not allow one or more persons acting in concert, together with all affiliates, to acquire in one or more related transactions, more than 50 percent of the shares of capital stock of the Issuer that are then entitled to vote for the election of the directors of the Issuer.

         5. Registration Rights. The Issuer has agreed to provide certain demand and piggy back registration rights.

         7. Right of First Refusal on Issuance of New Securities. The Issuer has agreed to grant to each Investor, who holds at least 20 percent of the then outstanding Series F Preferred Stock or Series G Preferred Stock, as the case may be, a right of first refusal to purchase a pro-rata proportion of new securities that the Issuer may propose to sell and issue from time to time subject to certain conditions and exceptions.

         The Stockholders' Agreement. On April 5, 1996, the Issuer and the Management Stockholders and certain other stockholders of the Issuer (collectively, the "Investors") entered into a Stockholders' Agreement, which was amended also on April 5, 1996 and, in connection with the issuance of shares of Series G Preferred Stock pursuant to the Series G Purchase Agreement, on April 4, 1997 (as heretofore amended, the "Stockholders' Agreement").

         In addition to the matters referred to under Item 4, the Stockholders' Agreement provides:

         2.      Right of First Refusal.   Subject to certain conditions and
         exceptions, if an Investor or a permitted assignee proposes to transfer shares of Common Stock, Preferred Stock or Warrants to a third party, the Investor or the permitted assignee first must offer the securities to the Issuer at the same price and upon the same terms as the third-party offer. If the Issuer does not purchase the Securities, the Investor or permitted assignee must then offer the Securities to the other Investors or other permitted assignees at the same price and upon the same terms as the third-party offer before a transfer is allowed to third parties.

         6. Prohibited Stock Sales. Investors and permitted assignees are prohibited from transferring any shares of Common Stock, Preferred Stock or the Warrants (to any person or entity reasonably determined by a majority of the Board of Directors to be a competitor of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information required by this Item 7 is set forth in the Index to Exhibits accompanying this Schedule 13D/A (Amendment No. 1) filing.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 23, 1997



                                           R. CHANEY & PARTNERS-1993 L.P.

                                           By:  R. CHANEY & CO., INC.,
                                                General Partner


                                                By: /s/ Robert H. Chaney
                                                    ---------------------------
                                                        Robert H. Chaney,
                                                        President and Chief
                                                        Executive Officer


                                           R. CHANEY & CO., INC.


                                           By: /s/ Robert H. Chaney
                                               --------------------------------
                                                   Robert H. Chaney,
                                                   President and Chief
                                                   Executive Officer



                                           /s/ Robert H. Chaney
                                           ------------------------------------
                                           Robert H. Chaney,
                                           Sole Shareholder of
                                           R. Chaney & Co., Inc.

                               INDEX TO EXHIBITS


Exhibit No.                       Description
-----------                       -----------
10.1      Stock and Warrant Purchase Agreement dated as of April 5, 1996, by and among the Issuer, the Partnership and certain other parties set forth therein (previously filed as Exhibit 10.1 to the Schedule 13D filed on behalf of the Issuer by R. Chaney & Partners - 1993, et al., dated July 15, 1996, and incorporated herein by reference).

10.2* Stock Purchase Agreement dated as of April 4, 1997, by and among the Issuer, the Partnership and the other parties set forth therein.

10.3 Stockholders' Agreement dated as of April 5, 1996 by and among the parties set forth therein (previously filed as Exhibit 10.2 to the Schedule 13D filed on behalf of the Issuer by R. Chaney &
          Partners - 1993, et al., dated July 15, 1996, and incorporated herein by reference).

10.4 Amendment No. 1 to Stockholders' Agreement dated as of April 5, 1996, by and among the parties set forth therein (previously filed as Exhibit 10.3 to the Schedule 13D filed on behalf of the Issuer by R.
          Chaney & Partners - 1993, et al., dated July 15, 1996, and incorporated herein by reference).

10.5* Amendment No. 2 to Stockholders' Agreement dated as of April 4, 1997, by and among the parties set forth therein.

10.6      Joint Reporting Agreement dated as of July 15, 1996 by and among R.
          Chaney Partners- 1993 L.P., R. Chaney & Co., Inc., and Robert H.
          Chaney (previously filed as Exhibit 10.4 to the Schedule 13D filed on behalf of the Issuer by R. Chaney & Partners - 1993, et al., dated
          July 15, 1996, and incorporated herein by reference).


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* Filed herewith